Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$35,824,370.00	100.00%	$35,803,370.00	$2,554.28(1)

(1)

The filing fee is calculated in accordance with Rule 457(r) under the Securities Act. There are unused registration fees of $24,325.56 that have been paid in respect of securities offered from Eksportfinans ASA’s Registration Statement No. 333-164694, of which this pricing supplement is a part. After giving effect to the $2,554.28 registration fee for this offering, $21,771.28 remains available for future offerings. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 499 dated April 29, 2010	Filed pursuant to Rule 424(b)(2)
To Prospectus Supplement and Prospectus dated February 4, 2010	Registration Statement No. 333-164694
Relating to the Eksportfinans ASA U.S. Medium-Term Note Program

EKSPORTFINANS ASA $35,824,370.00 Notes Linked to the Brazilian Real/U.S. Dollar Exchange Rate Measure due May 2, 2011 Not Principal Protected
You should read this pricing supplement together with the prospectus supplement and prospectus dated February 4, 2010 for a description of the specific terms and conditions of the Notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

  The Notes Linked to the Brazilian Real/U.S. Dollar Exchange Rate Measure due May 2, 2011 (the Notes) are senior unsecured debt securities issued by Eksportfinans ASA. Payment of the Redemption Amount (as defined below) at maturity is subject to our credit risk.
  The Brazilian Real/U.S. Dollar Exchange Rate Measure (the Exchange Rate Measure) tracks a long position in the Brazilian real relative to the U.S. dollar, based on the exchange rate for those currencies.
  The Notes are designed for investors with a view that the Brazilian real will strengthen against the U.S. dollar, and who want upside exposure to any increase in the Exchange Rate Measure from the Starting Value to the Ending Value (each as defined below). Investors must be willing to forgo interest payments on the Notes, and be willing to accept a return that may be less than the Original Offering Price of the Notes and that may be zero.
  At maturity, you will receive a cash payment per unit of the Notes (the Redemption Amount) based upon the direction and percentage change of the Exchange Rate Measure from the Starting Value to the Ending Value, determined as follows:
    If the Ending Value is greater than the Starting Value, then the Redemption Amount will equal the sum of (i) the Original Offering Price and (ii) the product of the Original Offering Price, the Participation Rate (as defined below), and the percentage increase of the Exchange Rate Measure from the Starting Value to the Ending Value.
    If the Ending Value is unchanged from the Starting Value, then the Redemption Amount will equal the Original Offering Price.
    If the Ending Value is less than the Starting Value, then the Redemption Amount will equal (i) the Original Offering Price per unit minus (ii) the product of the Original Offering Price and the percentage decrease of the Exchange Rate Measure from the Starting Value to the Ending Value.
  The Starting Value was set at 100.00 on April 29, 2010, the date the Notes priced for initial sale to the public (the Pricing Date). The Ending Value will be determined on April 25, 2011 (the Valuation Date), and will be determined as described in this pricing supplement.
  The Participation Rate is 428.50%.
  The Notes will have 1-to-1 downside exposure, with no downside limit.
  The Notes will be issued in denominations of whole units. Each unit will have a principal amount of $10.000 and an “Original Offering Price” per unit of $10.000.
  The Notes have a term of approximately 51 weeks, and will mature on May 2, 2011.
  The Notes will not be listed on any securities exchange.
  In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated (MLPF&S) and its broker-dealer affiliate First Republic Securities Company, LLC (First Republic) is acting in its capacity as a principal.
  The CUSIP number for the Notes is 282649391.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Unit	Total

Public Offering Price:(1)	$10.000	$35,803,370.00

Underwriting Discount:(1)(2)	$ 0.175	$ 605,926.48

Proceeds to Eksportfinans ASA Before Expenses:	$ 9.825	$35,197,443.52

(1)

The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.950 and $0.125 per unit, respectively. The public offering price and underwriting discount for an aggregate of 120,000 units purchased by certain fee- based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. will be $9.825 per unit and $0.00 per unit, respectively.

(2)	For additional information, see “Supplemental Plan of Distribution”.

The Notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The Notes are not guaranteed by any bank, are not insured by the Federal Deposit Insurance Corporation (FDIC) or any other governmental agency and involve investment risks. Potential purchasers of the Notes should consider the information in “Risk Factors” beginning on page PS-9 of this pricing supplement. You may lose some or all of your investment in the Notes.

None of the Securities and Exchange Commission (SEC), any state securities commission, or any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We will deliver the Notes in book-entry form only through Depository Trust Company on or about May 72010 against payment immediately available funds.

Merrill Lynch & Co.

April 29, 2010

SUMMARY

     This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand these Notes. You should read carefully the entire pricing supplement, prospectus supplement, and prospectus to understand fully the terms of the Notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the Notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks, to determine whether an investment in the Notes is appropriate for you. If information in this pricing supplement is inconsistent with the prospectus supplement or prospectus, this pricing supplement will supersede those documents.

     Certain capitalized terms used and not defined in this pricing supplement have the meanings ascribed to them in the prospectus supplement and prospectus.

     In light of the complexity of the transaction described in this pricing supplement, you are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the Notes.

     The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement and the accompanying prospectus supplement and the prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor any of the selling agents is making an offer to sell these Notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement, the accompanying prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

     Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Eksportfinans ASA.

What are the Notes?

     The Notes are senior debt securities issued by Eksportfinans ASA and are not secured by collateral. The Notes rank equally with all of our other unsecured senior indebtedness from time to time outstanding, and the payment of the Redemption Amount at maturity is subject to our credit risk. The Notes will mature on May 2, 2011. We cannot redeem the Notes at any earlier date. We will not make payments on the Notes until maturity. The Notes are not principal protected.

     The Notes differ from traditional debt securities in that their return is linked to the value of the Brazilian real/U.S. dollar exchange rate measure (the Exchange Rate Measure), which tracks a long position in the Brazilian real relative to the U.S. dollar, based on the exchange rate for these currencies.

     Investors who purchase the Notes should be of the view that the Brazilian real will strengthen against the U.S. dollar over the term of the Notes, and who want upside exposure to any increase in the Exchange Rate Measure from the Starting Value of 100.00 to the Ending Value, determined on the Valuation Date. Investors in the Notes must be willing to forgo interest payments on their investment, such as fixed or floating interest rates paid on conventional non-callable debt securities and bear the risk of loss of all or substantially all of their investment if the Brazilian real weakens relative to the U.S. dollar.

What is the Exchange Rate Measure?

     The Exchange Rate Measure to which the Notes are linked tracks a long position in the Brazilian real relative to the U.S. dollar, based on the Exchange Rate for these currencies.

     The “Exchange Rate” is expressed as the number of Brazilian real which can be exchanged for one U.S. dollar, as reported by Reuters Group PLC (Reuters) on page BRFR, or any substitute page thereto, under USD at approximately 6:00 p.m. in São Paolo, Brazil. Accordingly, a decrease in the Exchange Rate (which would represent an increase in the value of the Exchange Rate Measure) means that the value of the Brazilian real has strengthened against the U.S. dollar, and an increase in the Exchange Rate (which would represent a decrease in the value of the Exchange Rate Measure) means that the value of the Brazilian real has weakened against the U.S. dollar.

Is it possible for you to lose some of your investment in the Notes?

     Yes. You may lose some or all of your investment if the Ending Value is less than the Starting Value, as described more fully below. In other words, you will lose some or all of your investment if the Exchange Rate on the Valuation Date is greater than the Exchange Rate on the Pricing Date, representing a weakening of the Brazilian real relative to the U.S. Dollar. In addition, all payments on the Notes are subject to our credit risk. Further, if you sell the Notes prior to maturity, you may find that the market value per Note is less than the Original Offering Price.

What are the Initial Exchange Rate and the Final Exchange Rate?

     The Initial Exchange Rate is 1.7321. The Final Exchange Rate will be the Exchange Rate determined on the Valuation Date. Investors should be of the view that the Exchange Rate will decrease (that is, that the Brazilian real will strengthen relative to the U.S. dollar) from the Initial Exchange Rate to the Final Exchange Rate.

What have been the historic levels of the Exchange Rate?

     We have included a table setting forth the high and low daily Exchange Rates for the calendar quarters from January 2005 through the Pricing Date in the section entitled “The Exchange Rate Measure” in this pricing supplement. We have provided this historical information to help you evaluate the performance of the Exchange Rate in various economic environments; however, these historical rates should not be taken as an indication of the future performance of the Exchange Rate, or as an indication of whether, or to what extent, the Ending Value will be greater than the Starting Value.

How is the Redemption Amount calculated?

     On the maturity date, subject to our credit risk as issuer of the Notes, you will receive a cash payment per unit equal to the Redemption Amount. The Redemption Amount will be denominated in U.S. dollars and calculated as follows:

     The Participation Rate is 428.50%.

How will the Starting Value and the Ending Value be determined?

     The Starting Value of the Exchange Rate Measure was set at 100.00 on the Pricing Date.

     The Ending Value of the Exchange Rate Measure will be determined on the Valuation Date. The Valuation Date will be April 25, 2011. If it is determined that the scheduled Valuation Date is not a business day, the Ending Value will be determined as more fully described in “Description of the Notes—The Starting Value and the Ending Value” below.

     The Ending Value will equal:

     The Ending Value will be rounded to two decimal places.

     This formula will result in the Ending Value being greater than the Starting Value when the Brazilian real strengthens against the U.S. dollar, and the Ending Value being less than the Starting Value when the Brazilian real weakens against the U.S. dollar.

     The currencies measured by the Exchange Rate will not change during the term of the Notes except as described in “Description of the Notes—Discontinuance of the Brazilian real or the U.S. dollar” below.

Hypothetical Payout Profile

     The following graph reflects the hypothetical returns on the Notes at maturity, based on a Participation Rate of 428.50%.

     The green line reflects the hypothetical return on the Notes, while the dotted gray line reflects the hypothetical returns of a direct investment in the Exchange Rate Measure.

     This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value, Participation Rate and the term of your investment.

Hypothetical Redemption Amounts

     Set forth below are three examples of the calculation of the Ending Value (rounded to two decimal places) and the Redemption Amount (rounded to three decimal places) payable at maturity, based upon an Initial Exchange Rate of 1.7321, the Starting Value of 100.00 and a Participation Rate of 428.50%.

Example 1—The hypothetical Final Exchange Rate is 2.1651. As a result, the hypothetical Ending Value is equal to:

Starting Value: 100.00
Hypothetical Ending Value: 80.00

As a result, the hypothetical Redemption Amount is equal to:

Hypothetical Redemption Amount (per unit) = $8.000

Example 2—The hypothetical Final Exchange Rate is 1.6981. As a result, the hypothetical Ending Value is equal to:

Starting Value: 100.00
Hypothetical Ending Value: 102.00

As a result, the hypothetical Redemption Amount is equal to:

Hypothetical Redemption Amount (per unit) = $10.857

Example 3—The hypothetical Final Exchange Rate is 1.4434. As a result, the hypothetical Ending Value is equal to:

Starting Value: 100.00
Hypothetical Ending Value: 120.00

As a result, the hypothetical Redemption Amount is equal to:

Hypothetical Redemption Amount (per unit) = $18.570

Hypothetical Returns

     The following table illustrates, for the Starting Value of 100.00, a Participation Rate of 428.50% and a range of hypothetical Ending Values:

  the percentage change from the Starting Value to the hypothetical Ending Value;

  the hypothetical Redemption Amount per unit (rounded to three decimal places);

  the total rate of return to holders of the Notes; and

  the pretax annualized rate of return to holders of the Notes.

	Percentage change
	from the			Pretax
	Starting Value	Hypothetical	Total rate of	annualized
Hypothetical	to the hypothetical	Redemption	return on	rate of return
Ending Value	Ending Value	Amount per unit	the Notes(2)	on the Notes(1)

50.00	-50.00%	$5.000	-50.00%	-50.49%
60.00	-40.00%	$6.000	-40.00%	-40.43%
70.00	-30.00%	$7.000	-30.00%	-30.35%
80.00	-20.00%	$8.000	-20.00%	-20.25%
90.00	-10.00%	$9.000	-10.00%	-10.13%
95.00	-5.00%	$9.500	-5.00%	-5.07%
98.00	-2.00%	$9.800	-2.00%	-2.03%
100.00 (3)	0.00%	$10.000	0.00%	0.00%
102.00	2.00%	$10.857	8.57%	8.70%
104.00	4.00%	$11.714	17.14%	17.40%
106.00	6.00%	$12.571	25.71%	26.12%
108.00	8.00%	$13.428	34.28%	34.84%
110.00	10.00%	$14.285	42.85%	43.57%
120.00	20.00%	$18.570	85.70%	87.33%
130.00	30.00%	$22.855	128.55%	131.23%
140.00	40.00%	$27.140	171.40%	175.24%
150.00	50.00%	$31.425	214.25%	219.36%

(1)	The annualized rates of return specified in this column are calculated on an annual compounding basis and assume an investment term from May 7, 2010 to May 2, 2011, the term of the Notes.

(2)	This rate of return assumes a percentage change of the Exchange Rate Measure from the Starting Value of 100.00 to the relevant hypothetical Ending Value.

(3)	This is the Starting Value, which was set at 100.00 on the Pricing Date.

     The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the Ending Value and the term of your investment.

Who will determine the Redemption Amount?

     The calculation agent will make all the calculations associated with the Notes, such as determining the Initial Exchange Rate, the Final Exchange Rate, the Ending Value and the Redemption Amount. Merrill Lynch Capital Services, Inc. (MLCS), a subsidiary of Merrill Lynch, will act as calculation agent for the Notes. See the section entitled “Description of the Notes—Role of the Calculation Agent.”

Will you have the right to receive any Brazilian real?

     No. You will have no right to receive any Brazilian real as a result of your investment in the Notes. The Redemption Amount is payable only in U.S. dollars.

Who are the selling agents for the Notes?

     MLPF&S and First Republic are acting as selling agents in connection with this offering and will be compensated based on the total principal amount of Notes sold. MLPF&S will not receive an underwriting discount for Notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. In this capacity, neither of the selling agents is your fiduciary or advisor, and you should not rely upon any communication from them in connection with the Notes as investment advice or a recommendation to purchase the Notes. You should make your own investment decision regarding the Notes after consulting with your legal, tax, and other advisors.

How are the Notes treated for U.S. federal income tax purposes?

     We intend to treat the Notes, for U.S. federal income tax purposes, as short-term foreign currency denominated debt instruments that provide for a contingent payment at maturity. You are urged to review the section entitled “U.S. Federal Income Tax Summary” and consult your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the Notes.

Will the Notes be listed on an exchange?

     No. The Notes will not be listed on any securities exchange, and a market for them may never develop.

Does ERISA impose any limitations on purchases of the Notes?

     Yes. An employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), or a plan that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the Code) including individual retirement accounts, individual retirement annuities or Keogh plans, or any entity the assets of which are deemed to be “plan assets” under the ERISA regulations, should not purchase, hold, or dispose of the Notes unless that plan or entity has determined that its purchase, holding, or disposition of the Notes will not constitute a prohibited transaction under ERISA or Section 4975 of the Code.

     Any plan or entity purchasing the Notes will be deemed to be representing that it has made such determination, or that a prohibited transaction class exemption (PTCE) or other statutory or administrative exemption exists and can be relied upon by such plan or entity. See the section entitled “ERISA Considerations” in this pricing supplement.

Are there any risks associated with your investment?

     Yes. An investment in the Notes is subject to risk. The Notes are not principal protected. Please refer to the section entitled “Risk Factors” beginning on the next page of this pricing supplement and page S-4 of the prospectus supplement.

RISK FACTORS

     Your investment in the Notes is subject to significant risks, many of which differ from those of a conventional debt security. These risks include those, described below, as well as those described under “Risk Factors — Risks related to index linked Notes or Notes linked to certain assets” in the accompanying prospectus supplement. Your decision to purchase the Notes should be made only after carefully considering the risks of an investment in the Notes, including those discussed below, with your advisors in light of your particular circumstances. The Notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the Notes or financial matters in general.

General Risks Relating to the Notes

Your investment may result in a loss.

     We will not repay you a fixed amount on the Notes on the maturity date. Instead, the Redemption Amount will depend on the direction of and percentage change of the Exchange Rate Measure. If the Final Exchange Rate is greater than the Initial Exchange Rate (representing a weakening of the Brazilian real relative to the U.S. dollar), then the Ending Value will be less than the Starting Value, the Redemption Amount will be less than the Original Offering Price, and you may lose some or all of your investment in the Notes.

Your yield may be less than the yield on a conventional debt security of comparable maturity.

     There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The yield that you receive on the Notes, which could be negative, may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the Notes may not reflect the full opportunity cost to you when you consider factors that affect the time value of money.

Payments on the Notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the Notes.

     The Notes are our senior unsecured debt securities. As a result, your receipt of the Redemption Amount at maturity is dependent upon our ability to repay our obligations at that time. No assurance can be given as to what our financial condition will be on the maturity date. In addition, our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated changes in our credit ratings prior to the maturity date of the Notes may affect the market value of the Notes. However, because your return on the Notes depends upon factors in addition to our ability to pay our obligations, such as the value of the Exchange Rate Measure, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

You must rely on your own evaluation of the merits of an investment linked to the Exchange Rate Measure.

     In the ordinary course of their businesses, MLPF&S or its affiliates may have expressed views on the value of the Brazilian real and the U.S. dollar, and expected movements in the Exchange Rate, and may do so in the future. These views or reports may be communicated to clients of MLPF&S or its affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to the Exchange Rate may at any time have significantly different views from those of MLPF&S or its affiliates. You are encouraged to derive information concerning the Exchange Rate from multiple sources, and you should not rely on the views expressed by MLPF&S or its affiliates.

In seeking to provide you with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for their services, we have considered the costs of developing, hedging, and distributing the Notes.

     In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging, and offering the Notes. In structuring the economic terms of the Notes, we seek to provide you with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for their services in developing the securities. If a market-maker (which may be MLPF&S) makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell the Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the Notes. This quoted price could be higher or lower than the Original Offering Price.

     Assuming there is no change in the value of the Exchange Rate Measure and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase the Notes in a secondary market transaction is expected to be lower than the Original Offering Price. This is due to, among other things, the fact that the Original Offering Price includes, and secondary market prices are likely to exclude, the underwriting discount with respect to, and the development and hedging costs associated with, the Notes.

We cannot assure you that a trading market for the Notes will ever develop or be maintained.

     We will not list the Notes on any securities exchange. We cannot predict how the Notes will trade in any secondary market, or whether that market will be liquid or illiquid. The development of a trading market for the Notes will depend on our financial performance and other factors, including changes in the value of the Exchange Rate Measure. The number of potential buyers of the Notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the Notes that it offers, but it is not required to do so. MLPF&S may discontinue its market making activities as to the Notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer any series of the Notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any Notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, markups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the Notes might otherwise trade in the market.

     In addition, if at any time MLPF&S were to cease acting as a market maker for the Notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the Notes could be sold likely would be lower than if an active market existed.

The Redemption Amount will not be affected by all developments relating to the Exchange Rate Measure.

     Changes in the value of the Exchange Rate Measure during the term of the Notes before the Valuation Date will not be reflected in the calculation of the Redemption Amount. The calculation agent will calculate the Redemption Amount by comparing only the Ending Value to the Starting Value. No other value of the Exchange Rate Measure will be taken into account. As a result, you may receive a Redemption Amount that is less than the Original Offering Price even if the Brazilian real has strengthened against the U.S. dollar at certain times during the term of the Notes before weakening as of the Valuation Date, so that the Ending Value is less than the Starting Value.

If you attempt to sell the Notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

     Unlike savings accounts, certificates of deposit, and other similar investment products, you have no right to have the Notes redeemed prior to maturity. If you wish to liquidate your investment in the Notes prior to maturity, your only option would be to sell them. At that time, there may be an illiquid market for the Notes or no market at all. Even if you were able to sell the Notes, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe the expected impact on the market value of the Notes from a change in a specific factor, assuming all other conditions remain constant.

  The Exchange Rate. Because the Redemption Amount will be determined by reference to the Exchange Rate on the Valuation Date, we anticipate that the market value of the Notes at any time will depend substantially on the Exchange Rate Measure and the Exchange Rate. The Exchange Rate will be influenced by complex and interrelated political, economic, financial, and other factors that affect the foreign exchange markets generally. Even if the Brazilian real strengthens against the U.S. dollar after the Pricing Date, if you are able to sell the Notes before the maturity date, you may receive substantially less than the amount that would be payable at maturity based on that value because of the anticipation that the Exchange Rate will continue to fluctuate until the Ending Value is determined. If you sell the Notes when the Brazilian real has weakened against the U.S. dollar, or has not strengthened sufficiently against the U.S. dollar, you may receive less than the Original Offering Price. In general, the market value of the Notes will decrease as the value of the Exchange Rate Measure decreases, and increase as the value of the Exchange Rate Measure increases. However, as the value of the Exchange Rate Measure increases or decreases, the market value of the Notes is not expected to increase or decrease at the same rate.

  Volatility of the Exchange Rate Measure. Volatility is the term used to describe the size and frequency of market fluctuations. The volatility of the Exchange Rate Measure during the term of the Notes may vary. In addition, an unsettled international environment and related uncertainties may result in greater market volatility, which may continue over the term of the Notes. Increases or decreases in the volatility of the Exchange Rate Measure may have an adverse impact on the market value of the Notes.

  Economic and Other Conditions Generally. The general economic conditions of the capital markets in the United States and Brazil, as well as geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets and foreign exchange markets generally, may affect the Exchange Rate Measure and the value of the Notes.

  Interest Rates. We expect that changes in interest rates will affect the market value of the Notes. In general, if U.S. interest rates increase, we expect that the market value of the Notes will decrease. Increases or decreases in interest rates in Brazil and the United States may affect the respective economies of Brazil and the United States, and, in turn, the Exchange Rate Measure, which may adversely affect the market value of the Notes. In addition, increases or decreases in the level of interest rates in Brazil which are greater than or less than those of the United States may also adversely affect the Exchange Rate Measure and therefore, the value of the Notes.

  Time to Maturity. We anticipate that the Notes may have a market value that may be different from that which would be expected based on the levels of market interest rates and the value of the Exchange Rate Measure. This difference may reflect a time premium or discount due to expectations concerning the value of the Exchange Rate Measure during the period before the maturity date. In general, as the time remaining to maturity decreases, the value of the Notes will approach the amount that would be payable at maturity based on the then-current value of the Exchange Rate Measure.

Purchases and sales by MLPF&S and its affiliates may affect your return.

     MLPF&S and its affiliates may from time to time buy or sell the Brazilian real or the U.S. dollar, or futures or options contracts on those currencies, for our own accounts for business reasons. MLPF&S and its affiliates also expect to enter into these transactions in connection with hedging our and their obligations under the Notes. These transactions could affect the Exchange Rate Measure in a manner that could be adverse to your investment in the Notes. Any purchases or sales by MLPF&S and its affiliates or others on our or their behalf on or before the Pricing Date may temporarily increase or decrease the value of the Exchange Rate Measure.

Trading and hedging activities may create conflicts of interest with you.

     We through one or more of our hedging counterparties, which may include MLPF&S or its affiliates, may hedge our obligations under the Notes by engaging in trading activities related to the Brazilian real or the U.S. dollar that are not for your account or on your behalf. These trading activities may include buying or selling the Brazilian real or the U.S. dollar or related futures or options contracts, and issuing and underwriting, other financial instruments with returns based upon the Brazilian real or the U.S. dollar. These trading and underwriting activities could affect the Exchange Rate Measure in a manner that would be adverse to your investment in the Notes.

     We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the maturity date. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

     We or our affiliates may enter into these transactions on or prior to the Pricing Date, in order to hedge some or all of our anticipated obligations under the Notes. This hedging activity could decrease the value of the Exchange Rate Measure on the Pricing Date.

     In addition, from time to time during the term of the Notes and in connection with the determination of the Ending Value, we or our affiliates may enter into additional hedging transactions or adjust or close out existing hedging transactions. We or our affiliates also may enter into hedging transactions relating to other notes or instruments that we issue, some of which may have returns calculated in a manner related to that of the Notes. We or our affiliates will price these hedging transactions with the intent to realize a profit, considering the risks inherent in these hedging activities, whether the value of the Notes increases or decreases. However, these hedging activities may result in a profit that is more or less than initially expected, or could result in a loss.

     These trading activities may present a conflict of interest between your interest in the Notes and the interests we or our affiliates, or our hedging counterparties (which may include MLPF&S or its affiliates), may have in our or their proprietary accounts, in facilitating transactions, including block trades, for their other customers, and in accounts under their management. These trading activities, if they influence the value of the Exchange Rate Measure or secondary trading in the Notes, could be adverse to your interests as a beneficial owner of the Notes.

Hedging activities may affect your return on the Notes and their market value.

     We, MLPF&S, and our respective affiliates, may engage in hedging activities that may affect the value of the Exchange Rate Measure. Accordingly, these hedging activities may increase or decrease the market value of the Notes prior to maturity, including on the Valuation Date, and therefore may affect the Redemption Amount. In addition, we, MLPF&S, and our respective affiliates, may purchase or otherwise acquire a long or short position in the Notes. Any of these parties may hold or resell the Notes. Although we have no reason to believe that any of those activities will have a material impact on the Exchange Rate Measure, we cannot assure you that these activities will not affect the value of the Exchange Rate Measure and the market value of the Notes prior to maturity or the Redemption Amount.

The calculation agent will have the authority to make determinations that could affect the value of your Notes.

     MLCS will be the calculation agent for the Notes and, as such, will determine the Final Exchange Rate, the Ending Value and the Redemption Amount. The calculation agent will have discretion in making various determinations that affect your Notes. The exercise of this discretion by the calculation agent could adversely affect the value of your Notes, and may present the calculation agent with a conflict of interest of the kind described under “—Trading and hedging activities may create conflicts of interest with you” and “—Hedging activities may affect your return on the Notes and their market value” above.

The U.S. federal income tax consequences of the Notes are uncertain, and may be adverse to a holder of the Notes.

     No statutory provisions, regulations, published rulings, or other judicial decisions address the characterization of the notes or other instruments with terms substantially the same as the Notes for U.S. federal income tax purposes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. We intend to treat the Notes as debt instruments for U.S. federal income tax purposes. Accordingly, you should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “U.S. Federal Income Tax Summary.” You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the Notes.

Risks Relating to the Exchange Rate Measure

The Redemption Amount depends on the Final Exchange Rate, which will be affected by many complex factors outside of our control.

     The Exchange Rate may be affected by complex political and economic factors. The Exchange Rate is at any moment a result of the supply and demand for the Brazilian real relative to the U.S. dollar, and changes in the Exchange Rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Brazil and the U.S., including economic, financial, regulatory, social, and political developments. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments, and the extent of governmental surpluses or deficits in Brazil and the U.S., all of which are in turn sensitive to the monetary, fiscal, and trade policies pursued by the governments in those countries and other countries important to international trade and finance.

     Certain relevant information relating to the Brazil may not be as well known or as rapidly or thoroughly reported in the United States as is comparable information relating to the U.S. economy. You should be aware of the possible lack of availability of important information that can affect the value of the Brazilian real relative to the U.S. dollar, and you may need to make special efforts to obtain that information on a timely basis.

The Exchange Rate could be affected by the actions of the Brazilian and U.S. governments.

     Foreign exchange rates either can be fixed by sovereign governments or they may be floating. Exchange rates of most economically developed nations and many developing nations are permitted to fluctuate in value relative to other currencies. However, governments sometimes do not allow their currencies to float freely in response to economic forces. The Brazilian and U.S. governments may use a variety of techniques, such as intervention by their central banks or the imposition of regulatory controls or taxes, to affect the exchange rates of the Brazilian real and the U.S. dollar. They may also issue a new currency to replace their existing currency or alter an exchange rate or relative exchange characteristics by devaluating or revaluating that currency. As a result, a special risk in purchasing the Notes is that their liquidity, market value, and the Redemption Amount could be affected by the actions of the Brazilian and U.S. governments, which could change or interfere with otherwise freely determined currency valuation, fluctuations in response to other market forces, and the movement of such currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that the Exchange Rate should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments (except for the limited instance of the issuance of a replacement currency, as more fully described below in the section entitled “Description of the Notes—Discontinuance of the Brazilian real or the U.S. Dollar”).

Even though currencies trade around-the-clock, the Notes will not trade around-the-clock and the prevailing market prices for the Notes may not reflect the Exchange Rates.

     The interbank market in foreign currencies is a global, around-the-clock market, which will not be the case for the Notes. The hours of any trading for the Notes will not conform to the hours during which the Brazilian real and the U.S. dollar are traded. Significant price and rate movements may take place in the applicable foreign exchange markets that will not be reflected immediately in the market price of the Notes. The possibility of these movements should be taken into account in relating the value of the Notes to movements occurring in the foreign exchange markets for the Brazilian real and the U.S. dollar. There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices, and to others who wish to subscribe for this information. However, this information will not necessarily be reflected in the Exchange Rate. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for you to obtain timely, accurate data about the state of the foreign exchange markets for the Brazilian real and the U.S. dollar.

Suspensions or disruptions of market trading in the Brazilian real and the U.S. dollar may adversely affect the value of the Notes.

     The currency markets are subject to temporary distortions and other disruptions due to a variety of factors. These factors include government regulation and intervention, the lack of liquidity in the markets, and the participation of speculators. Any of these factors could impact the value of the Brazilian real or the U.S. dollar and, therefore, adversely affect the value of the Notes.

DESCRIPTION OF THE NOTES

General

     The following description of the terms of the Notes supplements the description of the general terms of the debt securities set forth under the headings “Description of Debt Securities” in the accompanying prospectus supplement and prospectus. Capitalized terms used but not defined in this pricing supplement have the meanings assigned in the accompanying prospectus supplement and prospectus.

     The Notes are part of a series of debt securities, entitled “Medium-Term Notes” that we may issue from time to time as described in the accompanying prospectus and prospectus supplement. The Notes are “Index linked or asset linked Notes” as described in the accompanying prospectus and prospectus supplement.

     The aggregate principal amount of the Notes is $35,824,370.00. The Notes are issued in denominations of whole units, and each unit will have a principal amount of $10.000. You may transfer notes only in whole units.

     The Notes have a term of approximately 51 weeks, and will mature on May 2, 2011.

     We will not pay interest on the Notes.

     Prior to maturity, the Notes are not repayable at your option or our option. The Notes are not subject to any sinking fund.

     The Notes will be issued in book-entry form only.

     The CUSIP number for the Notes is 282649391.

Payment at Maturity

     On the maturity date, subject to our credit risk as issuer of the Notes, you will be entitled to receive a cash payment per unit in U.S. dollars equal to the Redemption Amount. The Redemption Amount will be determined by the calculation agent and will equal:

     (i) If the Ending Value of the Exchange Rate Measure is greater than its Starting Value:

     (ii) If the Ending Value is less than or equal to the Starting Value:

     If the Ending Value is less than the Starting Value, you will receive a Redemption Amount per unit that is less, and potentially significantly less, than the Original Offering Price.

     The Participation Rate is 428.50%.

The Starting Value and the Ending Value

     The Starting Value of the Exchange Rate Measure was set at 100.00 on the Pricing Date.

     The Ending Value of the Exchange Rate Measure will be determined on the Valuation Date.

     The Valuation Date will be April 25, 2011.

     The Ending Value will equal:

     The Ending Value will be rounded to two decimal places.

     This formula will result in the Ending Value being greater than the Starting Value when the Brazilian real strengthens against the U.S. dollar, and the Ending Value being less than the Starting Value when the Brazilian real weakens against the U.S. dollar.

     A business day means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close and those banks are open for dealing in foreign exchange and foreign currency deposits.

The Initial Exchange Rate and the Final Exchange Rate

     The Initial Exchange Rate is 1.7321.

     The Final Exchange Rate will be the Exchange Rate determined on the Valuation Date.

     The Exchange Rate is expressed as the number of Brazilian real which can be exchanged for one U.S. dollar, as reported by Reuters on page BRFR, or any substitute page thereto, under USD at approximately 6:00 p.m. in São Paolo, Brazil. Accordingly, a decrease in the Exchange Rate means that the value of the Brazilian real has strengthened against the U.S. dollar, and an increase in the Exchange Rate means that the value of the Brazilian real has weakened against the U.S. dollar.

     If the calculation agent determines that the scheduled Valuation Date is not a business day by reason of an extraordinary event, occurrence, declaration, or otherwise, or the Exchange Rate is not so quoted on the applicable page indicated above on the scheduled Valuation Date, then the calculation agent will determine the Exchange Rate on the next applicable business day on which the Exchange Rate is so quoted. However, in no event will the determination of the Exchange Rate be postponed to a date that is later than the close of business in New York, New York on the second scheduled business day prior to the maturity date (the final determination date).

     If the Exchange Rate is not so quoted on the final determination date, the Final Exchange Rate will nevertheless be determined on the final determination date. The calculation agent, in its sole discretion, will determine the Final Exchange Rate and the Ending Value of the Exchange Rate Measure on the final determination date in a manner which the calculation agent considers commercially reasonable under the circumstances. In making its determination, the calculation agent may take into account spot quotations for the Brazilian real and any other information that it deems relevant.

Discontinuance of the Brazilian real or the U.S. Dollar

     If the Brazilian real is replaced by a successor monetary unit (the new currency) as the legal tender of The Federative Republic of Brazil, the calculation agent will calculate the Final Exchange Rate by using the number of units of the new currency represented by one U.S. dollar on the Valuation Date, multiplied by the number of Brazilian real represented by one unit of the new currency. Conversely, in the event that the U.S. dollar is replaced by a new currency, the calculation agent will calculate the Final Exchange Rate by using the number of Brazilian real represented by one unit of the new currency on the Valuation Date, multiplied by a fraction, the numerator of which will be “1” and the denominator of which will be the number of U.S. dollars represented by one unit of the new currency. No other changes will be made to the terms of the Notes as a result of such replacement.

     As an example of the calculation described above, if the Brazilian real is replaced by a new currency, and one unit of the new currency has a value equal to 1,000 units of the Brazilian real, the Final Exchange Rate would be calculated by using the number of units of the new currency represented by one U.S. dollar on the Valuation Date multiplied by 1,000. Alternatively, if the U.S. dollar is replaced by a new currency, and one unit of the new currency has a value equal to 1,000 U.S. dollars, the Final Exchange Rate would be calculated by using the number of Brazilian real represented by one unit of the new currency multiplied by 1/1,000.

Events of Default

     If an event of default, as defined in the indenture, with respect to the Notes occurs and is continuing, the amount payable to a holder of the Notes upon any acceleration permitted under the indenture will be equal to the Redemption Amount described under the caption “—Payment at Maturity,” determined as if the Notes matured on the date of acceleration and the Valuation Date was the fifth scheduled business day before the date of acceleration. See “Description of Debt Securities—Events of Default” in the accompanying prospectus.

     If a bankruptcy proceeding is commenced in respect of us, your claim may be limited, under the United States Bankruptcy Code, to the Original Offering Price. In case of a default in payment of the Notes, whether at their maturity or upon acceleration, they will not bear a default interest rate.

Role of the Calculation Agent

     The calculation agent has the sole discretion to make all determinations regarding the Notes, including determinations regarding the Initial Exchange Rate, the Final Exchange Rate, the Ending Value, the Redemption Amount, business days, and calculations related to the discontinuance of the Brazilian real, the U.S. dollar or any successor currency. Absent manifest error, all determinations of the calculation agent will be final and binding on you, the trustee and us, without any liability on the part of the calculation agent. We have initially appointed MLCS, as the calculation agent. However, we may change the calculation agent at any time without notifying you.

Same-Day Settlement and Payment

     The Notes will be delivered in book-entry form only through DTC against payment by purchasers of the Notes in immediately available funds. We will pay the Redemption Amount in immediately available funds so long as the Notes are maintained in book-entry form.

Listing

     The Notes will not be listed on any securities exchange.

Additional Terms Specific to the Notes

     You should read this preliminary pricing supplement together with the accompanying prospectus dated February 4, 2010, as supplemented by the prospectus supplement dated February 4, 2010 relating to our medium-term notes of which these Notes are a part. This preliminary pricing supplement, together with these documents, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying prospectus supplement dated February 4, 2010, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

     You may access the prospectus dated February 4, 2010, as supplemented by the prospectus supplement dated February 4, 2010, on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

     http://www.sec.gov/Archives/edgar/data/700978/000095012310008669/u08181fv3asr.htm

     Our Central Index Key, or CIK, on the SEC Web site is 700978.

THE EXCHANGE RATE MEASURE

     The Exchange Rate Measure tracks a long position in the Brazilian real relative to the U.S. dollar, based on the Exchange Rate for these currencies. The Exchange Rate is expressed as the number of Brazilian real which can be exchanged for one U.S. dollar. Accordingly, a decrease in the Exchange Rate means that the value of the Brazilian real has strengthened against the U.S. dollar, and an increase in the Exchange Rate means that the value of the Brazilian real has weakened against the U.S. dollar.

Historical Data on the Exchange Rate

     The following table sets forth the high and low daily Exchange Rates for the first quarter of 2005 through the pricing date. These Exchange Rates were obtained from publicly available information on Bloomberg L.P. These Exchange Rates should not be taken as an indication of the future value of the U.S. dollar, the Brazilian real, or the Exchange Rate Measure, or as an indication of whether, or to what extent, the Ending Value will be greater than the Starting Value.

     As described above, the Exchange Rate is expressed as the number of Brazilian real which can be exchanged for one U.S. dollar. As a result, the “High” values represent the weakest that the Brazilian real was relative to the U.S. dollar, while the “Low” values represent the strongest that the Brazilian real was relative to the U.S. dollar. On the pricing date, the Exchange Rate was 1.7321 Brazilian real per one U.S. dollar. The Initial Exchange Rate will be determined by the calculation agent on the Pricing Date and will be set forth in the final pricing supplement that will be made available in connection with sales of the Notes.

BRL/USD

	High	Low

2005
Quarter ended March 31	2.7640	2.5665
Quarter ended June 30	2.6588	2.3325
Quarter ended September 30	2.4870	2.2140
Quarter ended December 31	2.3800	2.1615

2006
Quarter ended March 31	2.3364	2.1040
Quarter ended June 30	2.3525	2.0555
Quarter ended September 30	2.2244	2.1230
Quarter ended December 31	2.1912	2.1294

2007
Quarter ended March 31	2.1523	2.0444
Quarter ended June 30	2.0478	1.9045
Quarter ended September 30	2.0930	1.8336
Quarter ended December 31	1.8390	1.7330

2008
Quarter ended March 31	1.8306	1.6689
Quarter ended June 30	1.7444	1.5915
Quarter ended September 30	1.9634	1.5600
Quarter ended December 31	2.5127	1.9176

2009
Quarter ended March 31	2.4473	2.1765
Quarter ended June 30	2.2737	1.9231
Quarter ended September 30	2.0092	1.7670
Quarter ended December 31	1.7866	1.6989

2010
Quarter ending March 31	1.8950	1.7200
Quarter ending June 30 (through the pricing date)	1.7813	1.7277

     The following graph sets forth monthly historical values of the Exchange Rate Measure from December 31, 2004 through March 31, 2010 based upon historical exchange rates as of the end of each month. For purposes of this graph, the value of the Exchange Rate Measure was set to 100 as of December 31, 2004 and the value of the Exchange Rate Measure as of the end of each month is based upon the hypothetical Ending Value as of the end of that month, calculated as described in the section “Description of the Notes” above. For purposes of the Notes, the Starting Value of the Exchange Rate Measure was set at 100 on the Pricing Date.

     This historical data on the exchange rates as reported by Bloomberg L.P. is not necessarily indicative of the future performance of the exchange rates or the Exchange Rate Measure or what the value of the Notes may be. Any historical upward or downward trend in the value of the Exchange Rate Measure during any period set forth below is not an indication that the Ending Value will be greater than the Starting Value.

     Before investing in the Notes, you should consult publicly available sources for the levels and trading pattern of the Exchange Rate Measure and the exchange rate of the Brazilian real relative to the U.S. dollar.

U.S. FEDERAL INCOME TAX SUMMARY

     The following discussion supplements and, to the extent inconsistent with, replaces the discussion in the prospectus supplement and the prospectus under “Taxation in the United States,” and you should read the following in conjunction with the discussion in the prospectus supplement and the prospectus. This discussion is the opinion of Allen & Overy LLP insofar as it relates to matters of U.S. federal income tax law and describes certain material U.S. federal income tax consequences to beneficial holders of the notes. This section addresses only the U.S. federal income tax considerations for holders that acquire the notes at their original issuance and hold the notes as capital assets. This section does not address all U.S. federal income tax matters that may be relevant to a particular prospective holder. Each prospective investor should consult a professional tax advisor with respect to the tax consequences of an investment in the notes under their particular circumstances.

Tax Characterization of the Notes

     Although there are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of the notes or other instruments with terms substantially the same as the notes, under principles similar to Revenue Ruling 2008-1, we intend to treat the notes for U.S. federal income tax purposes as short-term foreign currency denominated debt instruments that provide for a contingent payment at maturity and, where required, intend to file information returns with the IRS in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the notes. You should be aware, however, that the IRS is not bound by our characterization of the notes as indebtedness and the IRS could possibly take a different position as to the proper characterization of the notes for U.S. federal income tax purposes. If the notes are not in fact treated as debt instruments for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, ownership, and disposition of the notes could differ materially from the treatment discussed below with the result that the timing and character of income, gain, or loss recognized in respect of the notes could differ materially from the timing and character of income, gain, or loss recognized in respect of the notes had the notes in fact been treated as debt instruments for U.S. federal income tax purposes.

U.S. Holders — Income Tax Considerations

     The U.S. federal income tax treatment of short-term foreign currency denominated debt instruments that provide for a contingent payment is unclear in several respects. Accordingly, investors in the notes are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of acquiring, owning, and disposing of the notes. The following discussion assumes that the treatment of the notes as short-term foreign currency denominated debt instruments will be respected for U.S. federal income tax purposes.

     Although not free from doubt, U.S holders generally should not include income on a note until the amount is fixed or paid. A U.S. holder will be required to include the amount received at maturity on the notes in excess of the principal amount, if any, as ordinary income at the time it is paid. If the U.S. holder’s tax basis is greater than the amount received at maturity, such holder should recognize a loss equal to such excess, which should be entirely characterized as ordinary loss. Under the special rules that apply to foreign currencies, including foreign currency denominated debt instruments, gain or loss recognized on the sale, exchange or other disposition of the notes should be characterized as ordinary income or loss to the extent that such gain or loss is attributable to fluctuations in the foreign currency, and should otherwise be characterized as short-term capital gain or loss. The deductibility of capital losses by a U.S. holder is subject to limitations. Absent a future clarification in current law (by administrative determination, judicial ruling or otherwise), we intend to report any payments upon a sale or exchange of the notes prior to maturity entirely as gross proceeds.

     Prospective purchasers of the notes should review the “Taxation in the United States” section in the prospectus supplement and the prospectus for a further discussion of the U.S. federal income tax considerations and consult their tax advisors as to the consequences of acquiring, holding and disposing of the notes under the tax laws of the country of which they are resident for tax purposes as well as under the laws of any state, local or foreign jurisdiction.

ERISA CONSIDERATIONS

     Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to ERISA (a Plan), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

     In addition, we and MLPF&S, and certain of our or MLPF&S’ subsidiaries and affiliates, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Code, with respect to many Plans, as well as many individual retirement accounts Keogh plans and other plans subject to Section 4975 of the Code (also Plans). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Notes are acquired by or with the assets of a Plan with respect to which we or MLPF&S, or any of our or MLPF&S’ other affiliates, is a party in interest, unless the Notes are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

     Under ERISA and various prohibited transaction class exemptions (PTCEs) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the Notes. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

     The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws (similar laws). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

     Because we or MLPF&S, or any of our or MLPF&S’ other affiliates, may be considered a party in interest with respect to many Plans, the Notes may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a Plan Asset Entity) or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the Notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such Notes on behalf of or with plan assets of any Plan or with any assets of a governmental, church, or foreign plan that is subject to any similar law or (b) its purchase, holding, and disposition are eligible for exemptive relief or such purchase, holding, and disposition are not prohibited by ERISA or PS-36 Section 4975 of the Code (or in the case of a governmental, church, or foreign plan, any similar law).

     Purchasers of the Notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the Notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental, church or foreign plans, as described above.

     This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.

USE OF PROCEEDS AND HEDGING

     The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of Eksportfinans associated with its obligation to pay the Redemption Amount on the Notes. We expect to hedge our market risks with an affiliate of MLPF&S.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     We will deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement. In the original offering, the Notes will be sold in minimum investment amounts of 100 units.

     MLPF&S is acting as principal and an underwriter and/or selling agent for this offering and will receive underwriting compensation from Eksportfinans. MLPF&S may offer the Notes to dealers and/or selling agents, including affiliates that are dealers (such as First Republic), at that price less a concession not in excess of the underwriting discount set forth on the cover of this pricing supplement. MLPF&S will not receive an underwriting discount for Notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. If you place an order to purchase the Notes, you are consenting to each of MLPF&S and/or its broker-dealer affiliate First Republic acting as a principal in effecting the transaction for your account.

     MLPF&S and First Republic may use this pricing supplement and the accompanying prospectus supplement and prospectus (the Note Prospectus) for offers and sales in secondary market transactions and market-making transactions in the Notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. The distribution of the Note Prospectus in connection with such offers or sales will be solely for the purpose of providing investors with the description of the terms of the Notes that was made available to investors in connection with the initial offering of the Notes. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding the issuer or for any purpose other than that described in the immediately preceding sentence. Each of MLPF&S and First Republic may act as principal or agent, as the case may be, in these transactions, and any such sales will be made at prices related to prevailing market prices.